Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

News from Xerox

For Immediate Release	Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, CT 06856-4505 tel +1-203-968-3000

Xerox Closes on $2 Billion of Senior Unsecured Notes

NORWALK, Conn., Dec. 4, 2009 – Xerox Corporation (NYSE: XRX) closed today on a $2 billion offering of senior unsecured notes.

Of these notes, $1 billion will mature in February 2015 and bear interest at a fixed rate coupon of 4.25 percent; $650 million will mature in December 2019 at 5.625 percent; and $350 million will mature in December 2039 at 6.75 percent.

Net proceeds from the offering will be used in connection with the acquisition of Affiliated Computer Services (NYSE: ACS). On Sept. 28, Xerox announced a definitive agreement to acquire ACS in a cash and stock transaction. The world’s largest diversified business process outsourcing firm, ACS is a $6.5 billion company with revenue growth of 6 percent and new business signings of $1 billion in annual recurring revenue during its fiscal 2009. By acquiring ACS, Xerox will become the leading global enterprise for document and business process management, and will triple the revenue it generates from services, from $3.5 billion to an estimated $10 billion.

“This successful financing reflects investors’ confidence in the strength of Xerox’s financial position and in the acquisition of Affiliated Computer Services, which will increase Xerox’s already strong free cash flow and enhance our annuity-based business model,” said Lawrence A. Zimmerman, vice chairman and chief financial officer of Xerox.

Xerox also reiterated its fourth-quarter 2009 earnings guidance today, noting that it is on track to deliver 20 cents to 22 cents earnings per share, excluding 6 cents per share of ACS acquisition-related costs.

About Xerox

Headquartered in Norwalk, Conn., Xerox Corporation’s 54,000 people represent the world’s leading document management, technology and services enterprise, providing the industry’s broadest portfolio of color and black-and-white document processing systems and related supplies, as well as document management consulting and outsourcing services.

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Media Contact:

Carl Langsenkamp, Xerox Corporation, +1-585-423-5782,

Carl.Langsenkamp@xerox.com

NOTE TO EDITORS: This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/ prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s most recent annual report on Form 10-K, both as filed with the SEC.

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